

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 22, 2008

<u>Via U.S. Mail</u>

David A. Caldwell
Chief Executive Officer
1675 East Prater Way, Suite 102
Sparks, Nevada 89434

> **Re:** **Golden Phoenix Minerals, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-149420**
> **Filed April 4, 2008**

Dear Mr. Caldwell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that pursuant to Rule 310 of Regulation S-T, your next amendment and any other amendments to the registration must be marked to identify paragraphs where changes were made and filed on EDGAR. The marked copy that is filed electronically is in addition to the unmarked copy that you will file.

2. We note that you have provided a price range in connection with the shares to be sold by the company and are relying to Rule 430A with respect to disclosure of the offering price. Please provide the undertaking required by Item 512(i) of Regulation S-K. Please confirm your understanding that you will need to file a prospectus supplement or post-effective amendment to include the offering price.

3. Please tell us how you intend to offer the 18,000,000 shares to be sold directly by the company. Disclose the persons who will offer and sell these securities. Tell us whether these persons are registered broker-dealers or the exemption relied upon for not registering as broker-dealers. Provide this disclosure on the cover page of the prospectus and in the "Plan of Distribution" section.

Disclosure Regarding Forward-Looking Statements, page 2

4. The safe harbors provided by Section 21E of the Exchange Act and Section 27A of the Securities Act are not available for penny stock issuers. Please delete the reference to these sections.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kevin F. Barrett, Esq. (916) 930-2501
        Sean Donahue